FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2003

Commission File Number: 0-22774

RUSSEL METALS INC.
(Translation of registrant's name into English)

1900 Minnesota Court, Suite 210 Mississauga, Ontario, L5N 3C9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F......... Form 40-F...X......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Russel Metals Inc.
(Registrant)

Date: October 24, 2003	By: /s/BRIAN R. HEDGES
Brian R. Hedges
Executive Vice President & CFO

Documents Included as Part of this Report:

1.	Press Release dated October 23, 2003 announcing Third Quarter 2003 Results.

2.	Press Release dated October 23, 2003 declaring Dividend for Common Shares.

3.	Press Release dated October 23, 2003 declaring Dividend for Class II Preferred Shares Series C.

4.	Management's Discussion and Analysis For The Nine Months Ended
September 30, 2003.

5.	Interim Financial Statements for the Nine Months Ended September 30, 2003.